UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

 Sagittarius

NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 000-25377
Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 20-F Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 44176R 10 6
For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION HOUSE OF TAYLOR JEWELRY, INC. Full Name of Registrant
Not applicable Former Name if Applicable
9200 Sunset Blvd., Suite 425 Address of Principal Executive Office (Street and Number) West Hollywood, CA 90069 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2007 could not be filed without unreasonable effort or expense within the prescribed time period because management requires additional time to compile and verify the data required to be included in the report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Rankin

Chief Financial Officer

(Name)

(310) 860-2660

(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our unaudited results are estimated to be as follows: Gross sales for the year ended December 31, 2007 totaled $21.6 million, a decrease of $12 million or 35.7% from gross sales of $33.6 million for the year ended December 31, 2006.   As a result of returns of $12.5 million and sales return allowance of $8.9 million (including $9.1 and $6.2 million, respectively, related to loose diamond sales), net sales for the year ended December 31, 2007 were $0.2 million, a decrease of $31.6 million or 99.3% from net sales of $31.8 million for the year ended December 31, 2006. Interest expense totaled $6.9 million for the year ended December 31, 2007, an increase of $3.3 million or 90% from

$3.6 million for the same period last year. Of the $6.9 million in interest expense, $5.5 million is non-cash expense resulting from the write-off of unamortized debt issuance costs and discount associated with the extinguishment of the our senior secured notes on October 12, 2007 and the amortization of debt issuance costs and discount related to the term note and revolving note with New Stream Secured Capital, LP secured on October 12, 2007. The balance is interest paid on the senior secured notes, term note, revolving note and related party notes.  We expect to record a net loss of $14.8 million for the year ended December 31, 2007. Our net loss for the same period last year was $8.4 million. Our basic and diluted loss per share for the year ended December 31, 2007 and 2006 is $0.36 and $0.21 respectively. The weighted average shares outstanding for the year ended December 31, 2007 was 41,498,153 as compared to 38,954,128 for 2006.

The annual audit of our financial statements is currently in progress and as such the estimated results for the current year could change based on the final audit results.

HOUSE OF TAYLOR JEWELRY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008

 /s/ Robert Rankin

Robert Rankin

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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